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Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges
(Dollar amounts in thousands)

	2010	2011	2012	2013	2014
Total fixed charges	$120,697	$123,879	$157,323	$200,852	$206,759

Earnings:
Earnings from continuing operations before income taxes	$31,757	$118,449	$255,293	$53,114	$202,522
Add:
Fixed charges	120,697	123,879	157,323	200,852	206,759
Amortization of capitalized interest	1,583	1,639	2,942	4,694	6,099
Cash distributions from equity method investments	8,448	4,382	8,416	6,370	12,459
Income from equity method investments	3,823	158	2,328	1,422	(4,477)
Subtract:
Interest capitalized	(2,766)	(1,121)	(26,061)	(35,053)	(28,088)

Total earnings	$163,542	$247,386	$400,241	$231,399	$395,274

Ratio	1.35	2.00	2.54	1.15	1.91

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  Exhibit 12.1
MarkWest Energy Partners, L.P. Calculation of Earnings to Fixed Charges (Dollar amounts in thousands)